FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0300

September 5, 2008

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Stephen Krikorian

Re:	Google Inc.
Form 10-Q for the quarterly period ended June 30, 2008
Filed on August 7, 2008
Form 10-K for the fiscal year ended December 31, 2007
Filed on February 15, 2008
File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 11, 2008 relating to the above referenced filings (the “Filings”).

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for this letter. Google is requesting confidential treatment for this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

All notices and orders regarding this request should be sent to:

Google Inc.

Attention: General Counsel

1600 Amphitheatre Parkway

Mountain View, CA 94043

Phone: (650) 253-4000

Fax: (650) 649-1920

In this letter we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Google’s response.

Securities and Exchange Commission

September 5, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0300

Form 10-Q for the quarterly period ended June 30, 2008

Notes to the Consolidated Financial Statements

Note 3. Cash, Cash Equivalents and Marketable Securities

Auction Rate Securities, page 10

1. We note your prior response to comment 1. Please tell us your consideration of providing disclosures to clarify your accounting treatment for auction rate securities. In this respect, your disclosures should describe the following:

•

Key assumptions used in your valuations, the number and dollar amounts of the failed auction rate securities, the amount of any gains realized during the period, and how the auction rate failures and illiquidity impact your fair value determination;

•	Key terms of the securities, including the maturity dates, auction reset provisions, and interest rate provisions;

•	A discussion of credit quality of collateral;

•	An indication of the cause of the impairment, such as credit or liquidity issues;

•	Whether the underlying cash flows on the securities are being received;

•	An explanation of why you believe the investments are only temporarily impaired, including a discussion of your intent and ability to hold the securities until recovery/maturity; and

•	How and when the principal on the auction rate securities will be available, such as upon successful auction, a buyer being found outside the auction process, maturity, or redemption by the issuer.

Provide us with any proposed changes to your accounting policy disclosures.

In response to the Staff’s comment, and absent any significant development in the auction rate securities market, we plan to revise our disclosure in our Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2008 to clarify our accounting treatment for auction rate securities as follows:

“Auction Rate Securities

Securities and Exchange Commission

September 5, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0300

At September 30, 2008, we held $XX million of auction rate securities (“ARS”). The assets underlying these X individual investments are primarily student loans which are mostly AAA rated and substantially guaranteed by the U.S. government under the Federal Family Education Loan Program. Historically, these securities have provided liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined intervals every 7 to 49 days. However, these auctions began to fail in the first quarter of 2008. Since these auctions have failed, we have realized higher interest rates for many of these ARS than we would have otherwise. Although we have been receiving interest payments at these rates, the related principal amounts will not be accessible until a successful auction occurs, a buyer is found outside of the auction process, the issuer calls the security, or the security matures according to contractual terms. Maturity dates for these ARS investments range from 2025 to 2047, with the exception of our auction rate preferred securities. Since these auctions have failed, $XX million of the related securities were called at par by their issuers.

As a result of the auction failures, these ARS do not have a readily determinable market value. To estimate their fair values at September 30, 2008, we used a discounted cash flow model based on estimated interest rates, timing and amount of cash flows, the credit quality of the underlying securities and illiquidity considerations. Specifically, we estimated the future cash flows of our ARS over the expected workout periods using a projected weighted average interest rate of XX% per annum, which is based on the forward swap curve at September 30, 2008 plus any additional basis points currently paid by the issuers assuming these auctions continue to fail. A discount factor was applied over these estimated cash flows of our ARS, which is calculated based on the interpolated forward swap curve adjusted by up to XXX basis points to reflect the then current market conditions for instruments with similar credit quality at the date of the valuation and additionally adjusted for a liquidity discount of XXX basis points to reflect the risk in the marketplace for these investments that has arisen due to the lack of an active market.

At September 30, 2008, the estimated fair values of these ARS were $XX million ($XX million, net of tax effect) less than their costs. Based primarily on the period of time and the extent of the impairment, as well as our ability to hold these securities for an extended period of time without materially affecting our liquidity needs, we concluded it was temporary and recorded it to accumulated other comprehensive income on the accompanying Consolidated Balance Sheet at September 30, 2008.

To the extent we determine that any impairment is other-than-temporary, we would record a charge to earnings. In addition, we have concluded that the auctions for these securities may continue to fail for at least the next 12 months and as a result, they have been classified as non-current assets on our Consolidated Balance Sheet at September 30, 2008.”

Securities and Exchange Commission

September 5, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0300

Investment in America Online (“AOL”), page 12

2. We note from your disclosure that you believe your investment in AOL may be impaired. Please clarify why you do not believe such impairment is other-than-temporary in nature. In this respect, further explain the factors you considered including the duration of the impairment, the reasons for any decline in value and the potential recovery period. Refer to paragraphs 13 and 14 of FSP SFAS 115-1. In addition, tell us what consideration you gave to providing the disclosures in paragraph 17 of FSP SFAS 115-2.

We supplementally advise the Staff that we review our investment in AOL for impairment in accordance with FSP SFAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“FSP 115-1”) on a regular basis. Our review covers various factors that we believe are relevant to our investment, including whether AOL’s actual performance is consistent with the levels forecasted at the time we made our investment. Based on our review, we believe our investment in AOL may have been impaired at June 30, 2008. However, our analyses to date have indicated that any such impairment has occurred recently (i.e. within the past six months). Because of the possibility that AOL will improve its financial performance, we do not believe that six months is a sufficient period of time to allow for the recovery of any impairment. Further, we have the intent and ability to hold our investment in AOL until such time as uncertainties regarding its impairment become clearer. Consequently, we believe it would have been premature to conclude that any impairment was “other-than-temporary” at June 30, 2008 as defined under FSP 115-1.

The disclosures in paragraph 17 of FSP SFAS 115-1 are required on an annual basis. Accordingly, we will provide such disclosures in our Annual Report on Form 10-K for the year ending December 31, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Costs and Expenses

Costs of Revenues, page 28

3. Your disclosure indicates that traffic acquisition costs are primarily based on the revenue share arrangements with your Google Network members and distribution partners. However, we note in your response to prior comment 2 that you only have one distribution agreement under which the fee is based, in part, on a revenue share. Please reconcile your disclosure to your response.

We advise the Staff that our prior response referred to the one distribution agreement under which we pay a fee for each access point delivered, as well as revenue share to the extent it exceeds the access fees paid on a cumulative basis. Under all other distribution arrangements, we either pay only a fee for each access point delivered, or based on revenue share.

Securities and Exchange Commission

September 5, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0300

Form 10-K for the fiscal year ended December 31, 2007

Notes to the Consolidated Financial Statements

Cost of Revenues, page 73

4. You indicate in your response to prior comment 2 that costs for distribution agreements increased by $76 million from 2006 to 2007 and by $46 million from 2005 to 2006. However, we note from your disclosures on page 47 that the increase in traffic acquisition costs from 2006 to 2007 includes an increase of $216.7 million in fees related to distribution arrangements and the increase in traffic acquisition costs from 2005 to 2006 includes an increase of $84.1 million in fees related to distribution arrangements. Please reconcile your response to your disclosure.

We advise the Staff that the increase in distribution agreement costs of $76 million from 2006 to 2007 and $46 million from 2005 to 2006 referred to in our response to prior comment 2 relate to access point distribution agreements only, and not to distribution arrangements under which our partners “otherwise direct search queries to our web site.” The reference in our disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 to the increase in distribution agreement costs of $216.7 million from 2006 to 2007 and $84.1 million from 2005 to 2006 include amounts related to distribution arrangements under which our partners “otherwise direct search queries to our web site.”

5. We note your response to prior comment 2 regarding the traffic acquisition costs paid under your AdSense and distribution arrangements. Please further clarify the following:

•

Further explain why you believe it is appropriate to capitalize guaranteed minimum revenue share payments for AdSense arrangements that you expect will have guaranteed minimum revenue share payments in excess of the related direct revenues. Explain why the guaranteed minimum revenue share payments are not an immediate expense when paid considering that these particular contracts are expected to result in a loss;

•

Please clarify the nature of any indirect benefits you receive for both AdSense arrangements in which you expect the direct revenues will exceed the guaranteed minimum revenue share payments as well as those that are not expected to be profitable. In addition, tell us how you are able to quantify the amounts of such indirect benefits;

Securities and Exchange Commission

September 5, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0300

•

Further explain why you consider the fee paid to your distribution partners for access points delivered to be an upfront payment under an executory contract. In this regard, once the access point is delivered, it does not appear that something remains to be delivered by either or both parties to the contract. Your obligation to display search results and advertisements for any queries made from the access point would appear to be your obligation to the user of the access point, whom is not a party to the contract. Furthermore, it does not appear that your distribution partner’s obligation to continue to distribute access points is relevant to the fee paid for the individual access point delivered;

•	Explain the nature of any amounts paid in advance under your distribution agreements that would be recoverable in the event of early termination;

•

Please clarify the portion of your response that indicates you track revenue by individual access points and test for impairment if there is a significant drop in the usage or revenue from these access points. In this respect, explain whether there are any individual access points that are not profitable and whether you track the revenue and associated cost capitalized for each individual access point delivered. That is, clarify whether your analysis considers the expected and historical pattern of usage or revenue for the specific access point or for a pool of similar access points;

•	Further explain why you believe it is appropriate to defer recognition of the fee paid to your distribution partners for access points delivered.

Please be as detailed as possible in your response.

We supplementally advise the Staff that we addressed the comment set forth in the first bullet of comment 5 in our response to the Staff’s comment 155 in our letter dated June 21, 2004. We have reproduced that comment and our response below for your convenience:

“155. If you determine at a point in time that it is probable that an AdSense agreement will not be profitable, please tell us why you amortize that shortfall over the remaining term of the agreement instead of accruing a loss at that time in accordance with SFAS 5. We also refer you to paragraph 27 of EITF 01-9.

We supplementally advise the Staff that, as disclosed in the Registration Statement, we have entered into certain AdSense agreements under which we pay Google Network members more than the fees we anticipate we will receive from advertisers in connection with paid clicks on those members’ web sites. One of the justifications to enter into such agreements, even knowing that we will probably lose money on some of them, is to improve our “reach” or “network,” in the belief that it will attract more advertisers and ultimately result in more net revenues on an enterprise-wide basis.

Securities and Exchange Commission

September 5, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0300

In reviewing the appropriate guidance for such agreements, we determined that there is no authoritative GAAP that specifically addresses the immediate recognition of a loss under firmly committed executory contracts such as our AdSense agreements. We reviewed and considered the applicability of SFAS 5, Accounting for Contingencies, FTB 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, ARB 45, Long-Term Construction Type Contracts, and SOP 81-1, Accounting for Performance of Construction/Production Type Contracts, all of which may at first appear to be applicable.

Pursuant to SFAS 5, a contingency is defined as, “an existing condition, situation, or set of circumstances involving uncertainty as to . . . possible loss . . . to an enterprise that will ultimately be resolved when one or more future events occur or fails to occur.” Nevertheless, at the time it becomes probable we will make payments to a Google Network member in excess of the fees we receive from our advertisers, it is unclear to us that we should record a liability. This is because we entered into such agreements knowing that we will probably lose money on some of them. The recognition of a liability as defined pursuant to CON 6 notes that, “. . . the transaction or other event obligating the entity has already happened.” An argument could be made that the obligating event giving rise to a liability is entering into the contract and the measuring event is the time it becomes probable that we will make payments to a Google Network member in excess of the fees we receive from our advertisers. However, we disagree with that rationale and believe that the accounting for these “loss” agreements should not be dissimilar to accounting for operating leases. Under an operating lease, an expense is recognized over the period utility is derived from the leased asset. As is discussed in more depth below, at the outset of any AdSense agreement there is a presumption that the utility derived from it will at least equal its cost. Therefore, the cost of an AdSense agreement, like that of an operating lease, should be recognized as the utility is derived; that is, over the term of the agreement. The general theme of FTB 90-1, ARB 45 and SOP 81-1 is to provide for a loss on the entire contract at such point as the current estimate of total contract costs compared to revenues indicate a loss. However, as these pronouncements are not applicable other than by analogy, we do not believe they are applicable to our AdSense agreements.

Furthermore, although it might appear to be conservative accounting to recognize the expected loss under such an agreement in the period the occurrence of such a loss becomes probable, it might instead be perceived as aggressive in that it will result in an improved earnings trend. This might be termed a conservative/aggressive paradox and further supports recognizing costs over the term of the agreement. In connection with its prior reviews of registrants in our own industry the Staff has expressed public concern over the recognition of one-time losses in a current period rather than operating costs in future periods. See memo from SEC Office of the Chief Accountant to FASB dated January 14, 2000.

Securities and Exchange Commission

September 5, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0300

The SEC Staff has indicated that an up front payment in exchange for contractual rights represents the fair value of a transaction (substantively, there is no difference in this context between an up-front payment and a minimum revenue share guarantee paid over the term of an agreement). That is, there is a fundamental presumption that the benefit (direct and indirect) derived under an AdSense agreement will equal or exceed its costs. This is true even if it becomes probable that we will make payments to a Google Network member in excess of the fees we receive from our advertisers under the agreement. An expected loss or “overpayment” intrinsically represents the indirect benefit expected to be derived by the enterprise as a whole. That is, the agreement will improve our “reach” or “network,” which will attract more advertisers and ultimately result in more net revenues. The benefit from the “overpayment” is analogous to goodwill in a purchase transaction. Just as it is inappropriate to recognize a goodwill impairment charge at the time of a purchase transaction, it is similarly inappropriate to recognize a loss at the outset of such an AdSense agreement. This position is consistent with the remarks made by Paul Kepple, SEC Professional Accounting Fellow, regarding Internet Loss Agreements on December 9, 1998.

Subsequent to the commencement of the AdSense agreement, an argument can be made that a loss on the remainder of the contract should only be recognized if and at the time conditions have changed since the execution of the contract such that it becomes probable that the expected enterprise wide benefit will not be realized. Although this argument has merit, it is our understanding that the SEC’s position has been that it is permissible to recognize a loss on a firmly committed executory contract only when specific authoritative literature requires such accounting. A consensus was never reached pursuant to EITF 99-14, “Recognition by Purchaser of Losses on Firmly Committed Executory Contracts” and that project was abandoned. Therefore, until such authoritative literature is set forth, a loss may not be recognized subsequent to the commencement of an AdSense agreement except when and if and to the extent we are obligated to compensate our counterparty pursuant to a contract termination or abandonment.

Also, any prepaid minimum revenue share on our balance sheet would be written off to expense at this time.”

* * * * *

Whether or not we expect direct revenues under a particular AdSense agreement to be greater or less than any guaranteed minimum revenue share payments, we expect the arrangement will improve our “reach” or “network” which should attract more advertisers and result in more revenues.

In the few instances where we expect direct revenues will be less than the guaranteed minimum revenue share payments, this improvement to our “reach” or “network”- the indirect benefit - should be even more pronounced. We occasionally accept such terms in a [CONFIDENTIAL**] to attract more advertisers and generate more revenue.

Securities and Exchange Commission

September 5, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0300

Because of the nature of these indirect benefits, we cannot reasonably quantify and measure them.

* * * * *

Under our distribution arrangements, our partners are specifically precluded from removing or otherwise disrupting access points previously delivered. This is not a trivial preclusion. Without it, partners would be free to execute arrangements with our competitors to remove or otherwise disrupt access points previously delivered. We believe this is an on-going obligation. As a result, we believe that our distribution arrangements meet the definition of an executory contract under EITF 03-17, Subsequent Accounting for Executory Contracts That Have been Recognized on an Entity’s Balance Sheet. Nevertheless, this is but one point that supports our conclusion to capitalize and then amortize amounts paid under these arrangements over the estimated useful lives of the access points rather than expense such amounts at the date of payment.

* * * * *

Any amounts paid in advance would be recoverable in the event of early termination without cause or for convenience by the distribution partner. In addition, distribution partners are contractually obligated to not restrict, modify or reconfigure in any manner the distributed access points. In the event a distribution partner, or a third party engaged by the distribution partner, disabled or otherwise disrupted the access points previously distributed, we would have legal recourse of an amount at least equal to the related net amount capitalized at that time.

* * * * *

We capitalize the fees paid for individual access points by month on a “pooled” basis and then amortize them over the average two year life of an access point determined based on historical data.

Accounting for these fees on a “pooled” basis is consistent with how we evaluate the economic merits of this program – that is, through a comparison of the aggregate fees we pay for the distribution of the access points and the revenues we realize from them. Further, we determine the price we are willing to pay for the distribution of an access point based on the average revenue we expect to realize from it. Of course there will be certain access points that generate more revenues and others less, but that is not meaningful in the context of how we evaluate the merits of this program and consequently, how we account for it. In any event, it would be impractical (for example, it would require a significant degree of detail in record keeping and computations that would be burdensome) to separately account for each of the millions of access points based on individual usage data.

* * * * *

Securities and Exchange Commission

September 5, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0300

Access points distributed by our partners meet the definition of an asset pursuant to paragraph 26 of FASB Status of Concepts No. 6, Elements of Financial Statements. Specifically, through these access points users come to our site and click on advertisements displayed which results in measurable revenues. In other words, the access points embody a probable future benefit that contributes to future net cash inflows. In addition, these access points are portals to our search engine or extensions of our site. They are analogous to a storefront. We also control them. We can disable any access point. We also routinely update the functionality of access points previously distributed. As a result, we believe these access points meet the definition of an asset. Accordingly, the costs to distribute these access points should be capitalized and amortized over the period revenues are realized.

In addition, the payment structure for a distribution arrangement should not dictate the accounting. The economics under these arrangements are substantively the same whether we pay for an access point at the time it is distributed, pay a share of the revenue realized from it, or pay the greater of those two. As a result, we do not believe it would be appropriate to recognize traffic acquisition costs on an upfront or cash basis for fees paid for the distribution of access points, but as revenues are earned for fees paid on a revenue share basis.

6. Tell us what consideration you gave to disclosing your method of cost recognition for traffic acquisition costs paid to Google Network members under AdSense arrangements that are not subject to the guaranteed minimum revenue share.

We advise the Staff that we have disclosed in Note 1 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 that traffic acquisition costs paid to Google network members under AdSense arrangements is primarily based on revenue share:

“Cost of revenues consists primarily of traffic acquisition costs. Traffic acquisition costs consist of amounts ultimately paid to our Google Network members under AdSense arrangements and to certain other partners (our “distribution partners”) who distribute our toolbar and other products (collectively referred to as “access points”) or otherwise direct search queries to our web site (collectively referred to as “distribution arrangements”). These amounts are primarily based on the revenue share arrangements with our Google Network members and distribution partners.”

We will expand our disclosure in future filings to explicitly state that the amounts due under such arrangements are expensed at the same time the related revenue is recognized.

* * * *

Securities and Exchange Commission

September 5, 2008

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0300

Google acknowledges that:

•	Google is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Google may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (tel: 650/253-5703). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention (fax: 650/469-0208 and 650/240-3928). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/s/ Mark Fuchs
Mark Fuchs
Vice President, Finance & Chief Accountant

cc:	Patrick Pichette
David Drummond
Kent Walker
Donald Harrison
Katherine Stephens